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                                                                      EXHIBIT 5

                                                               December 1, 1995

Dear Fellow Stockholder:

  I am pleased to inform you that CCH Incorporated has entered into an agreement and plan of merger with Wolters Kluwer nv pursuant to which a wholly owned subsidiary of Wolters Kluwer has commenced a tender offer to purchase all of the outstanding shares of CCH for $55.50 per share in cash. Under the agreement, consummation of the tender offer will be followed by a merger in which non-tendering stockholders will receive $55.50 per share in cash or the highest price paid per share pursuant to the tender offer and CCH will become a wholly owned subsidiary of Wolters Kluwer. Holders of shares of Class A Common Stock and holders of shares of Class B Common Stock will receive the same consideration in the tender offer and subsequent merger. Members of the Thorne family and certain trusts with Thorne family members as trustees have agreed to tender their shares (including an aggregate of approximately 58% of the outstanding shares of voting stock (i.e., Class A Common Stock)) into the tender offer and to vote such shares in favor of the Merger, and have granted an option to Wolters Kluwer to purchase such shares.

  The Board of Directors of CCH has unanimously determined that the terms of the Wolters Kluwer tender offer and the merger are fair to, and in the best interests of, CCH and its stockholders and recommends that stockholders accept the Wolters Kluwer offer and tender their shares pursuant to it.

  Enclosed are the Wolters Kluwer Offer to Purchase, dated December 1, 1995, Letter(s) of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

  The Board of Directors and the management and employees of CCH thank you for your support.

Sincerely,

Oakleigh Thorne
President and
Chief Executive Officer